UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 10, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

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Form 40-F.	Form 20-F ☒ Form 40-F [	]

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Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

May 10, 2007	For Immediate Release

NEWS  RELEASE

GREAT PANTHER RELEASES ADDITIONAL DRILLING RESULTS FOR

MAPIMI SILVER-LEAD-ZINC PROJECT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce additional assay results for the ongoing diamond drill program at the Mapimi Project in eastern Durango State, Mexico. Highlights of the second batch of drill holes (SK07-012 to 019, representing 1,454 metres) include 168 g/t silver equivalent* (Ag Eq) over 78.65 metres in hole SK07-012; 212 g/t Ag Eq over 21.95 metres in hole SK07-015; and 372 g/t Ag Eq over 32.93 metres in hole SK07-018. All eight holes were drilled in the La Gloria Zone.

Additional details of intersections from these eight holes, including individual assays for silver, gold, lead and zinc are presented in the table of results below. A plan map showing the new La Gloria drill-hole locations is posted on the Great Panther website at www.greatpanther.com.

Twenty three core holes, representing 4,889 metres, have been completed to date with assays pending on the last four holes. Results for holes SK07-001 to 011 were announced on April 16, 2007. Aside from the first three holes of the program, which were drilled into the smaller Las Palmitas Zone, drilling by Great Panther has focused on the La Gloria Zone in an effort to expand and better delineate mineralization intersected by Coeur d’Alene Mines Corp., in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million oz Ag Eq, contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq*).

Consistent with previous drilling, multiple mineralized intervals have been intersected within the latest holes at La Gloria. The mineralization consists of sphalerite, galena, pyrite and minor pyrrhotite in the matrix of hydrothermal breccias and as fracture fillings and disseminations in porphyritic rhyolite. Silver grades show an excellent correlation with lead, while neither zinc nor gold correlate with any of the other metals and, so far, no systematic metal zonation has been observed. As relative grades of the four metals can be quite variable, silver equivalents are calculated primarily for comparative purposes.

The rhyolite intrudes sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation, a common host to many of the world class silver-lead-zinc deposits throughout the Mexican Silver Belt. Pre-mineral faulting and fracturing is intense within and adjacent to the mineralized zones, providing excellent porosity for mineralizing fluids. Post-mineral faulting is also common and offsets mineralized zones in places. While the La Gloria Zone appears to be fault-bounded to the northeast, it is still open to the southwest and Great Panther is currently testing the strike extent of the zone in that direction.

As results come in from the Induced Polarization (IP) geophysical survey, new outlying targets will also be tested. The goal of the program is to substantially increase the aforementioned NI 43-101 resource and determine the potential for an open pit mine.

Highlights of recent drilling include:

HOLE NUMBER	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq* (g/t)

SK07-012	42.50	121.15	78.65	0.21	20.3	0.20	2.04	168

SK07-013	90.30	96.80	6.50	0.39	40.3	0.25	0.53	88
and	115.20	141.40	26.20	0.04	9.9	0.13	0.54	50

SK07-014	30.15	52.65	22.50	0.03	6.4	0.04	1.85	134
and	90.30	96.80	6.50	0.34	44.4	0.43	1.01	127
and	115.20	141.40	26.20	0.07	16.2	0.14	1.70	135

SK07-015	53.00	58.50	5.50	0.02	114.0	1.18	0.71	169
and	87.65	92.40	4.75	0.04	24.8	0.42	1.17	111
and	117.70	139.65	21.95	0.05	10.5	0.14	2.89	212

SK07-016	79.15	84.06	4.91	0.21	51.0	0.68	2.15	212
and	132.00	135.68	3.68	0.12	61.1	0.92	1.13	154
and	149.10	156.90	7.80	0.22	42.0	0.21	0.90	107

SK07-017	8.98	58.20	49.22	0.18	69.1	0.74	0.07	84
and	92.60	121.96	29.36	0.17	14.7	0.26	1.76	145

SK07-018	18.30	36.54	18.24	0.07	19.9	0.31	1.41	123
and	83.30	107.23	23.93	0.06	17.5	0.21	5.12	372

SK07-019	17.88	57.58	39.70	0.10	62.7	1.00	0.31	100
and	105.75	108.60	2.85	0.27	25.6	0.30	1.95	171

*Silver equivalent grades (Ag Eq) for the intercepts above were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively. Wardrop Engineering used the same recoveries but different pricing in their 2006 resource estimation.

The drilling program is being conducted by BDW Drilling of Guadalajara, Mexico and all core samples sent to SGS Labs in Durango for analyses. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: May 22, 2007